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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             PONDER INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    732378104
                                 (CUSIP number)




                             Panther Oil Tools, Ltd.
                             c/o Sydney Vane House
                           John Le Seelleur, President
                          P.O. Box 201, Rue du Commerce
                   St. Peter Port , Guernsey, Channel Islands
                                011-441-481-7250
                          (Name, Address and Telephone
                         Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 31, 1996
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

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CUSIP No. 732378104             SCHEDULE 13D             Page  2  of  6  Pages


- -------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification Nos. of Above Person

     John Le Seelleur
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               83,333
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  1,200,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  83,333
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,200,000
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,283,333
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*     / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No.  732378104            SCHEDULE 13D             Page  3  of  6  Pages



- -------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification Nos. of Above Person

     Panther Oil Tools Ltd.
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     00   (Exchange of the stock of its wholly-owned subsidiary, Panther
     Oil Tools (UK) Ltd.)
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Jersey, Channel Islands
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,200,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,200,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,200,000
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*     / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



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ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D under the Securities and Exchange Act of 1934 (the "Act") relates to the Common Stock, $.01 par value (the "Common Stock"), of Ponder Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 511 Commerce Road, Alice, Texas 78332.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of Panther Oil Tools Ltd. ("Panther"), a Jersey, Channel Islands registered company, and John Le Seelleur ("Mr. Le Seelleur"), a member of the Board of Directors of Panther and owner of 70% of the outstanding common stock of Panther. Panther acquired 1,200,000 shares of the Common Stock pursuant to a Stock Purchase Agreement (attached as Exhibit
2.1 to the Company's Form 8-K dated May 23, 1996) dated May 23, 1996, effective May 31, 1996, by and between the Company and Panther. In addition, Mr. Le Seelleur, individually, purchased 83,333 shares of the Common Stock. Panther is a holding company for entities whose principal business is the provision of oilfield services and equipment and its address is Panther Oil Tools Ltd c/o Sydney Vane House, P.O. Box 201, Rue du Commerce, St. Peter Port, Guernsey, Channel Islands.

     Mr. Le Seelleur is a citizen of Jersey and his business address is Panther Oil Tools Ltd c/o Sydney Vane House, P.O. Box 201, Rue du Commerce, St. Peter Port, Guernsey, Channel Islands. Mr. Le Seelleur's principal occupation is as President of Panther.

     Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Common Stock purchased by Panther was acquired in exchange for the sale of all the capital stock of Panther Oil Tools (UK) Ltd., a wholly-owned subsidiary of Panther to the Company pursuant to a Stock Purchase Agreement dated May 23, 1996. The Common Stock purchased by Mr. Le Seelleur was purchased with funds from Mr. Le Seelleur's personal holdings.


                                       4

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ITEM 4.  PURPOSE OF TRANSACTION.

     The Common Stock acquired by Panther was received in exchange for and as consideration for the sale of all of the capital Stock of Panther Oil Tools
(UK) Ltd., a wholly-owned subsidiary of Panther to the Company pursuant to a Stock Purchase Agreement dated May 23, 1996. The Common Stock acquired by Mr. Le Seelleur was purchased for investment purposes. In connection with the acquisition, Mr. Le Seelleur expects to continue to serve as President of Panther and to serve as a member of the Board of Directors of Ponder.

     Except as disclosed herein, neither Panther nor Mr. Le Seelleur has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Panther beneficially owns an aggregate of 1,200,000 shares of Common Stock, as to which Panther has the sole power to direct the vote. Mr. Le Seelleur beneficially owns an aggregate of 1,283,333 shares of Common Stock by virtue of his personal ownership of 83,333 shares of Common Stock acquired pursuant to the Subscription Agreement dated May 23, 1996 as to which he has the sole power to direct the vote and his controlling (70%) interest in Panther (which owns 1,200,000 shares of Common Stock) as to which he has the shared dispositive power to direct the vote.

     No transactions in the Common Stock have been effected during the past 60 days by Panther or Mr. Le Seelleur, other than those described in Item 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the Stock Purchase Agreement by which Panther acquired an interest in Ponder, Ponder has granted Panther "piggyback" registration rights in accordance with Article 11.4 of the Stock Purchase Agreement. Also, in a side letter (attached as Exhibit I hereto), Ponder has agreed to register the Common Stock owned by Panther in the event that Panther should dissolve and distribute such Common Stock to its shareholders.

     Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following agreements and other materials are attached hereto:

     (a) Exhibit I - Side Letter Agreement.


                                       5

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     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       PANTHER OIL TOOLS, LTD.


                                       By  /s/ JOHN LE SEELLEUR
                                         ------------------------------------
                                         John Le Seelleur, President


                                         /s/ JOHN LE SEELLEUR
                                       --------------------------------------
                                         John Le Seelleur, Individually

















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